12670 High Bluff Drive
San Diego, California 92130
Tel: +1.858.523.5400 Fax: +1.858.523.5450
www.lw.com
FIRM / AFFILIATE OFFICES
Austin	Moscow
Beijing	Munich
Boston	New York
Brussels	Orange County
Century City	Paris
Chicago	Riyadh
Dubai	San Diego
Düsseldorf	San Francisco
Frankfurt	Seoul
Hamburg	Shanghai
Hong Kong	Silicon Valley
Houston	Singapore
London	Tel Aviv
Los Angeles	Tokyo
Madrid	Washington, D.C.
Milan

March 18, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street N.E.

Washington, D.C. 20549

Attn:	Beverly Singleton, Staff Accountant

Jean Yu, Staff Accountant

Bradley Ecker, Staff Attorney

Asia Timmons-Pierce, Special Counsel

Re:	Viasat, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed February 9, 2022

File No. 000-21767

Ladies and Gentlemen:

We are in receipt of the Staff’s letter dated March 9, 2022 with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”). We are responding to the Staff’s comments on behalf of Viasat, Inc. (“Viasat” or the “Company”) as set forth below. Simultaneously with the submission of this letter, the Company is publicly filing via EDGAR an Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”) responding to the Staff’s comments and updating the Preliminary Proxy Statement.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Amended Preliminary Proxy Statement. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Proxy Statement Summary

The Companies, page 12

1.

We note within your Notice of Special Meeting of Stockholders that you define Connect Topco Limited as Inmarsat. However, Note 1 to the financial statements of Connect Topco Limited also defines Inmarsat plc as Inmarsat. Please clearly and consistently define the usage of Inmarsat within the proxy statement, including the Proxy Statement Summary Sheet and MD&A. Further, we note page 89 of MD&A discloses on December 4, 2019, Inmarsat, through its wholly owned subsidiary, Connect Bidco Limited, acquired the entire issued ordinary share capital of Inmarsat, plc, and that Inmarsat was incorporated on March 15, 2019. Your discussion should clearly describe the acquiring entity and acquired entity regarding Inmarsat, their formation dates, relationships, subsequent name changes and how they are referred to in the proxy statement, including Connect Topco Limited, Connect Bidco Limited, Inmarsat, Inmarsat plc and Inmarsat Group Holdings Limited.

March 18, 2022

Viasat’s Response: The Company acknowledges the Staff’s comment and has revised the Amended Preliminary Proxy Statement so that Connect Topco Limited is defined throughout as “Inmarsat Holdings,” Connect Bidco Limited is defined throughout as “Inmarsat Intermediary Holdings,” and Inmarsat Group Holdings Limited (formerly known as Inmarsat plc) is defined throughout as “Inmarsat” (which is consistent with how this entity is defined in the financial statements of Connect Topco Limited). To assist the reader, the Company has also added a new defined term “Inmarsat Group” to refer to the Inmarsat group generally, with “Inmarsat Group” defined to mean Connect Topco Limited and its subsidiaries from and after the date it acquired Inmarsat plc in 2019, and Inmarsat plc and its subsidiaries prior to the acquisition. The Company has further revised the Amended Preliminary Proxy Statement to specify on pages 1 and 93 the relationships between the three entities, the formation dates of each of the three entities, as well as the date on which Inmarsat plc changed its name to Inmarsat Group Holdings Limited.

The Transaction will involve substantial costs, page 25

2.	Please provide an estimate of the expected restructuring and integration costs.

Viasat’s Response: The Company acknowledges the Staff’s comment and has revised pages 25 and 26 of the Amended Preliminary Proxy Statement accordingly.

Background of the Transaction, page 46

3.

Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including, but not limited to, structure, consideration, proposals and counter-proposals, synergy estimates and termination fee. In your revised disclosure, please explain the reasons for the terms, each party’s position on the issues, and how you reached agreement on the final terms.

Viasat’s Response: The Company acknowledges the Staff’s comment and has revised pages 48 to 58 of the Amended Preliminary Proxy Statement accordingly.

4.

We note your disclosure regarding the August 4, 2020 call with Barclays to discuss Barclays’ initial estimates of the synergies of a business combination transaction between Viasat and Inmarsat. Please quantify the estimate of the synergies discussions on that call.

Viasat’s Response: The Company acknowledges the Staff’s comment and has revised page 48 of the Amended Preliminary Proxy Statement accordingly.

5.

We note the equity split counter proposal discussed at the October 29, 2020 meeting and your disclosures that the parties had a gap in their positions regarding ownership of the combined company. Please disclose the initial equity split proposed by Inmarsat.

Viasat’s Response: The Company acknowledges the Staff’s comment and has revised page 49 of the Amended Preliminary Proxy Statement accordingly.

March 18, 2022

Our Board of Directors’ Reasons for the Approval of the Transaction and the Stock Issuance, page 57

6.	Please quantify the factors highlighted in this section where applicable. For example, please quantify the expected integration and transaction costs.

Viasat’s Response: The Company acknowledges the Staff’s comment and has revised pages 62 and 63 of the Amended Preliminary Proxy Statement accordingly with respect to the factors that the Company considered were reasonably capable of quantification.

Certain Financial Forecasts, page 72

7.

We note your disclosure that the financial projections reflect estimates and assumptions. Please revise to describe such estimates, matters and assumptions with greater specificity and quantify where practicable. Please disclose any other information to facilitate investor understanding of the basis for and limitations of these projections. Clearly describe the basis for projecting this growth and the factors or contingencies that would affect such growth ultimately materializing.

Viasat’s Response: The Company acknowledges the Staff’s comment and has revised pages 75 to 78 of the Amended Preliminary Proxy Statement accordingly.

8.

We note your statement on page 73 that you do not assume any responsibility for the accuracy of the projections or synergies estimates. While it may be appropriate to include qualifying language, it is not appropriate to disclaim responsibility for disclosure in your proxy statement. Please revise or advise.

Viasat’s Response: The Company acknowledges the Staff’s comment and has revised page 76 of the Amended Preliminary Proxy Statement accordingly.

Inmarsat Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 89

9.	Please disclose the interest rate of the senior secured bonds.

Viasat’s Response: The Company acknowledges the Staff’s comment and has revised page 107 of the Amended Preliminary Proxy Statement accordingly.

10.

Refer to the table presentation of results of operations on page 90. As the line items Direct costs and Indirect Costs are non-IFRS measures, they should be removed from the selected historical results of operations under IFRS along with related discussions to be separately presented in the section of non-IFRS measures such as on page 104. In this regard, please revise the table on page 90 to include the IFRS operating costs as shown in the historical statements of operations along with relevant discussion of operating costs under IFRS. We refer you Question 102.10 of the Staff’s C&DIs on Non-GAAP Financial Measures, issued April 4, 2018, where non-IFRS measures should be not be given more prominent disclosure than comparable IFRS measures. Please revise accordingly.

Viasat’s Response: The Company acknowledges the Staff’s comment and has revised pages 94 to 103 and page 111 of the Amended Preliminary Proxy Statement accordingly.

March 18, 2022

Results of Operations, page 89

11.

Reference is made to your presentation and discussion of the pro forma 12-month successor period for the year ended December 31, 2019. Your pro forma comparative discussion should supplement rather than replace your discussion of your historical results of operations for the periods presented. Please be advised that pro forma discussions based upon Article 11 of Regulation S-X should not be presented with greater prominence than the discussion of historical financial statements required by Item 303 of Regulation S-K. In this regard, please revise your pro forma discussion to follow the discussion of your historical results. For example, your results for fiscal 2020 should be discussed against changes to relevant historical successor and predecessor periods for fiscal year 2019 followed by your pro forma discussion which may include a discussion of your historical fiscal 2020 results as compared to your pro forma results of fiscal 2019. Please revise accordingly.

Viasat’s Response: The Company acknowledges the Staff’s comment and has revised pages 97 to 104 of the Amended Preliminary Proxy Statement accordingly.

Unaudited Pro Forma Combined Financial Information

Note 2. Consideration Transferred and Preliminary Estimated Purchase Price Allocation, page 115

12.

Refer to the purchase price allocation on page 116. Please revise the allocation to conform to the illustration presented in ASC 805-10-55-41, whereby goodwill results in the excess of the assets acquired over the liabilities assumed. Your current presentation includes goodwill within the allocation of assets acquired. In addition, as Viasat has three reportable segments, please disclose the amount of goodwill to be allocated to each segment. See ASC 805-30-50-1(e).

Viasat’s Response: The Company acknowledges the Staff’s comment and has revised pages 122 and 123 of the Amended Preliminary Proxy Statement accordingly.

Note 4. Transaction accounting adjustments

Pro forma Statements of Operations Transaction Accounting Adjustments, page 118

13.	Refer to adjustment 4(j) explanation. Please expand the third sentence to also describe that these costs are nonrecurring. Refer to Rule 11-02(a)(11)(i) of Regulation S-X.

Viasat’s Response: The Company acknowledges the Staff’s comment and has revised page 125 of the Amended Preliminary Proxy Statement accordingly.

Connect Topco Limited—Audited Financial Statements

Note 5. Segmental Information, page F-41

14.

We note the Group has identified its global mobile satellite communications services to customers as the only operating segment, and that the chief operating decision makers (“CODM”), your board of directors, reviews the Group’s financial reporting and approves those proposals for the allocation of the Group’s resources. Given that the Group’s revenue has been categorized into four business units for which revenue has been disclosed for each, please tell us how you concluded that you have one operating segment, and also tell us whether you have aggregated these business units into one reportable business segment. Please describe for us the information regularly provided to the CODM and how frequently it is prepared and the level of information used for budgets and budget-to actual comparisons. Further, tell us the titles and roles of individuals who report to the CODM, how often the CODM meets with their direct reports, the financial information the CODM reviews to prepare for these meetings, and the financial information discussed. Your response should address IFRS No. 8, paragraphs 5 through 13, and 22.

March 18, 2022

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Inmarsat Group management has determined that it has one operating segment as prescribed by IFRS No. 8 and described in further detail below. Based on this determination, the aggregation criteria set out in IFRS No. 8, paragraphs 12, 13 and 22 are not required to be applied to the Inmarsat Group financial statements.

IFRS No. 8, paragraph 5 states that an operating segment is a component of an entity (A) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), (B) whose operating results are regularly reviewed by the entity’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance, and (C) for which discrete financial information is available.

A.	Engagement in Business Activities From Which It May Earn Revenues and Incur Expenses

Inmarsat Group is organized into four business units: Maritime, Government, Aviation and Enterprise. These four business units are supported by a group referred to as Central Services, which includes satellite operations, commercial and product development, technology, corporate functions (including finance, legal, treasury, marketing and human resources) and shared backbone infrastructure. The four business units are primarily responsible for managing Inmarsat Group’s relationships with customers and distribution partners and generating revenue in their respective areas of business. Though revenue is primarily generated at the business unit level, only some specific business unit costs are managed and reported at the business unit level; however, these are limited in scope, with the majority of costs, and therefore profitability, being managed at the Inmarsat Group level.

B.	Review of Operating Results by the CODM to Make Decisions and Assess Performance Regarding Operating Segment

Executive officers of Inmarsat Group report to Inmarsat Group’s Chief Executive Officer (the “Inmarsat CEO”), Mr. Rajeev Suri, who in turn reports directly to the board of directors of Inmarsat Holdings (the “Inmarsat Board”). The Inmarsat Board is comprised of representatives from each of the Investor Sellers. The Inmarsat Board is responsible for resource allocations and assessing the performance of the Inmarsat Group business and is therefore the CODM of Inmarsat Group pursuant to IFRS No. 8, paragraph 7.

The Inmarsat CEO is the only direct report of the CODM. However, Inmarsat Group’s Chief Financial Officer, Mr. Tony Bates, is a regular non-voting attendee at the meetings of the CODM, which are held every other month.

Annual, monthly and current financial reports and projections, including budget to actual comparisons, are provided to the Inmarsat Board, in its role as the CODM, for review, discussion and decision-making. Such financial results and projections are shown for the Inmarsat Group as a whole. Fully costed and allocated profitability is not prepared or available on a business unit level and are therefore not used for reporting, planning or decision-making in the Inmarsat Group’s business. Information presented at Inmarsat Board meetings, which is used by the CODM to assess financial performance, includes metrics such as direct costs, indirect costs, Adjusted EBITDA, profit after tax, cash, capital expenditures, free cash flow and headcount, all reported based on the Inmarsat Group as a whole. Revenue is presented for both the Inmarsat Group as a whole and for the four individual business units.

March 18, 2022

C.	Availability of Discrete Financial Information

As discussed above, though revenue information is available for each business unit, expenses are not tracked discretely by business unit. There are some specific business unit costs and plans that are managed and reported at the business unit level; however, these are limited in scope. The majority of costs, and therefore profitability, is reported and managed at the Inmarsat Group level. The CODM does not review fully costed business unit profitability to make resource allocation decisions.

In light of the above, Inmarsat Group management has concluded that the Inmarsat Group business units do not meet the criteria of operating segments and the Inmarsat Group has one operating segment to present in accordance with IFRS No. 8.

15.

Also we note disclosure in MD&A, pages 89 and 90, that direct costs and indirect costs are alternative performance measures used by the directors and management to understand the underlying financial performance of the Inmarsat Group, and that analyzing costs as direct and indirect costs is how management internally reviews performance and makes subsequent business decisions. Please tell us and disclose the performance measure used by the CODM to assess financial performance of the Group’s business units, or if applicable, the results in the aggregate. Your response should address IFRS No. 8, paragraphs 23, and 25 through 27.

Response: The Company acknowledges the Staff’s comment and has revised pages 94 to 103 and page 111 of the Amended Preliminary Proxy Statement to remove the discussion of direct costs and indirect costs from Inmarsat Management’s Discussion and Analysis of Financial Condition and Results of Operations. As discussed in response 14 above, Inmarsat Group has one operating segment and information presented at each Inmarsat Board meeting, which is used by the CODM to assess financial performance, includes Inmarsat Group revenue, direct costs, indirect costs, Adjusted EBITDA, profit after tax, cash, capital expenditures, free cash flow and headcount, as well as revenue by business unit. The CODM utilizes direct costs and indirect costs in understanding the Inmarsat Group’s financial performance; however, the analysis of fully costed direct and indirect costs is only considered at a consolidated Inmarsat Group level and not by business unit. Some specific business unit costs are managed and reported at the business unit level; however, these are limited in scope, with the majority of costs, and therefore profitability, being managed at the Inmarsat Group level. Accordingly, the aggregation criteria and disclosures included in IFRS No 8, paragraph 23 and IFRS No. 8, paragraphs 25 through 27 are not required to be applied.

General

16.

We note that you plan to issue shares of your common stock in connection with the transaction if it is approved. Please advise us of the exemption from the Securities Act that you are relying upon and provide an analysis supporting the use of such exemption.

Viasat’s Response: The Company respectfully advises the Staff that it is relying upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and/or Regulation D promulgated thereunder with respect to its proposed issuance of shares of Viasat common stock in connection with the Transaction. Currently, all of the outstanding shares of Inmarsat Holdings are held by five shareholders. In addition, certain members of management (who are also party to the Purchase Agreement) hold shares or options of a subsidiary of Inmarsat Holdings (“Inmarsat Subco”), and a nominee (currently Inmarsat Holdings) holds shares of Inmarsat Subco on behalf of certain

March 18, 2022

other employees, in each case that will be exchanged for shares of Inmarsat Holdings prior to the closing of the Transaction. Based upon due diligence conducted in connection with the Transaction and in reliance upon the warranties provided by the Sellers in the Purchase Agreement, the Company determined that each Seller qualifies as an “accredited investor” as defined in Rule 501 of Regulation D under the Securities Act and has sufficient knowledge and experience in financial and business matters that it, he or she, as applicable, is capable of evaluating the merits and risks of the prospective investment in the Viasat common stock. In addition, no offers for shares of Viasat common stock in connection with the Transaction were made by means of a general solicitation. Accordingly, based in part on the manner of the Transaction and the nature and limited number of recipients participating in the Transaction, the Company determined that the proposed issuance of shares of Viasat common stock to the Sellers under the Purchase Agreement does not involve a “public offering” within the meaning of, and will be exempt from registration under, Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

*********

Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 523-5407. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Craig M. Garner

Craig M. Garner of LATHAM & WATKINS LLP

cc:	Richard Baldridge, Viasat, Inc.
Robert Blair, Viasat, Inc.
Shawn Duffy, Viasat, Inc.
Ann Buckingham, Latham & Watkins LLP